Consolidated Financial Statements

(Restated)

Second Quarter Report

June 30, 2006

(Unaudited)

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(expressed in thousands of Canadian dollars)

		June 30,	December 31,
	Notes	2006	2005
		(Unaudited)
		(Restated - Note 13)
ASSETS

CURRENT
Cash and cash equivalents		$36,885	$18,561
Receivables and prepaids		4,622	1,739
Marketable securities	4	1,580	-
Inventory	5	2,770	-
		45,857	20,300

NON-CURRENT
Due from related parties		-	5,688
Plant and equipment	6	4,559	287
Mineral properties	7	10,664	4,125
		15,223	10,100
		$61,080	$30,400

LIABILITIES

CURRENT
Accounts payable and accrued liabilities		$1,902	$1,343
Income tax payable		1,253	-

LONG-TERM
Asset retirement obligations	3 and 8	768	-
Future income tax liability	3	2,074	-

Non-controlling interests		895	-
		6,892	1,343

SHAREHOLDERS' EQUITY

Share capital	9(a)	65,155	39,706
Contributed surplus	9(c)	5,862	2,558
Deficit		(16,829)	(13,207)
		54,188	29,057
		$61,080	$30,400

Nature of operations	1
Commitments and contingencies	7
Subsequent events	3, 7, 9

Refer to the accompanying notes to the unaudited consolidated financial statements.

Endeavour Silver Corp.	Page 2

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)
(expressed in thousands of Canadian dollars, except per share amounts)

		Three Months Ended		Six Months Ended
	Notes	June 30, 2006	May 31, 2005	June 30, 2006	May 31, 2005
		(Restated - Note 13)		(Restated - Note 13)

Revenues		$5,237	$-	$7,745	$-
Cost of operations		2,049	-	3,104	-
Amortization and depletion		928	-	1,412	-
Earnings from mining operations		2,260	-	3,229	-
General and administration		587	593	1,435	1,124
Foreign exchange loss (gain)		671	(75)	619	(385)
Stock-based compensation		1,938	629	3,602	1,343
Loss before the undernoted		(936)	(1,147)	(2,427)	(2,082)
Income (loss) from option interests
in mineral properties	7(a)	126	(13)	151	209
Interest income		310	3	455	67

Loss before income taxes and
non-controlling interest		(500)	(1,157)	(1,821)	(1,806)
Income tax expense		(999)	-	(1,253)	-
Future income tax recovery		233	-	347	-

Loss before non-controlling interest		(1,266)	(1,157)	(2,727)	(1,806)
Non-controlling interest		(796)	-	(895)	-

Loss for the period		(2,062)	(1,157)	(3,622)	(1,806)
Deficit, beginning of period		(14,767)	(7,538)	(13,207)	(6,889)
Deficit, end of period		$(16,829)	$(8,695)	$(16,829)	$(8,695)

Basic and diluted loss per share		$(0.05)	$(0.05)	$(0.10)	$(0.09)
Weighted average number of shares outstanding		37,569,744	21,054,554	35,148,490	20,523,894

Refer to the accompanying notes to the unaudited consolidated financial statements.

Endeavour Silver Corp.	Page 3

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(expressed in thousands of Canadian dollars)

	Three Months Ended		Six Months Ended
	June 30, 2006	May 31, 2005	June 30, 2006	May 31, 2005
	(Restated - Note 13)		(Restated - Note 13)
CASH PROVIDED FROM (USED FOR):

OPERATIONS
Loss for the period	$(2,062)	$(1,157)	$(3,622)	$(1,806)
Items not affecting cash:
Amortization and depletion	928	-	1,412	5
Stock-based compensation	1,938	629	3,602	1,343
Income from option interest in mineral properties	(126)	-	(151)	-
Unrealized currency translation gain	(40)	-	(40)	-
Future income tax recovery	(233)	-	(347)	-
Non-controlling interest	796	-	895	-
	1,201	(528)	1,749	(458)
Net changes in non-cash working capital items:
Receivables and prepaids	(1,161)	(481)	(1,618)	(984)
Inventory	(2,119)	-	(2,453)	-
Due from related parties	74	-	74	(180)
Accounts payable and accrued liabilities	427	816	101	1,048
Income tax payable	999	-	1,253	-
	(579)	(193)	(894)	(574)

FINANCING
Issuance of common shares, net of issue costs	23,756	377	25,151	2,032
Loans payable	-	-	-	504
	23,756	377	25,151	2,536

INVESTMENTS
Acquisition of marketable securities	(1,580)	-	(1,580)	-
Acquisition of subsidiary, net of cash acquired	(12)	-	(147)	-
Acquisition of buildings and equipment	(1,331)	(27)	(1,988)	(137)
Acquisition and exploration of mineral properties	(504)	(1,294)	(2,218)	(5,535)
Due from related party	-	(834)	-	(867)
Advance for acquisition	-	-	-	1,053
	(3,427)	(2,155)	(5,933)	(5,486)

INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	19,750	(1,971)	18,324	(3,524)
CASH AND CASH EQUIVALENTS, BEGIN OF PERIOD	17,135	4,958	18,561	6,511
CASH AND CASH EQUIVALENTS, END OF PERIOD	$36,885	$2,987	$36,885	$2,987

Refer to the accompanying notes to the unaudited consolidated financial statements.

Endeavour Silver Corp.	Page 4

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended June 30, 2006
(Unaudited)
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

1.	NATURE OF OPERATIONS

Endeavour Silver Corp. (the “Company”) was incorporated under the laws of the Province of British Columbia on March 11, 1981 and its principal business activities are the acquisition, exploration, development and exploitation of mineral properties.

In March 2005, the Company changed its fiscal year-end from February 28 to December 31. Accordingly, for purposes of the consolidated statements of operations and cash flows, the comparative periods are for the three and six months ended May 31, 2005.

The Company has acquired interests in mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable, with the exception of reserves which the Company has identified. The recoverability of amounts capitalized for mineral properties is normally dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties, the receipt of necessary permitting and upon future profitable production or proceeds from the disposition of these interests.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred significant operating losses to date. At June 30, 2006, the Company had working capital of approximately $42.7 million, which is expected to be sufficient to fund its operations in the next fiscal year. Management recognizes that the Company may need to generate additional financial resources in order to meet its planned business objectives beyond the next fiscal year. The Company has financed its activities principally by the sale of equity securities (Note 9(b)). The Company’s ability to continue as a going concern may be dependent on the Company’s ability to raise equity financing and the attainment of profitable operations. However, there can be no assurances that the Company will continue to obtain adequate additional financing and/or achieve profitability or positive cash flows. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP) for the presentation of interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with Canadian GAAP have been omitted. These consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the ten months ended December 31, 2005 included in the Company’s Annual Report filed with the appropriate securities commissions.

In the opinion of management, all adjustments (which include reclassification and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows at June 30, 2006 and for all periods presented, have been made. The results of operations for the six month period ended June 30, 2006 are not necessarily indicative of the results for the full year ending December 31, 2006.

These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

Endeavour Silver Corp.	Page 5

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended June 30, 2006
(Unaudited)
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity of ninety days or less.

(c)	Marketable securities

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation. Share investments are carried at the lower of cost and quoted market value at the reporting date. Short- term deposits and other short-term investments are carried at the lower of cost plus accrued interest and quoted market value.

(d)	Inventories

Stockpiles are valued at the lower of production cost to produce saleable metal and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost.

(e)	Plant and equipment

Plant and equipment are recorded at cost and are amortized using the straight-line method at rates varying from 5% to 30% annually.

(f)	Mineral properties

Amounts shown as mineral properties have been capitalized on an area of interest basis and include direct costs of acquiring, maintaining and exploring properties, the costs of structures and equipment which are employed directly in the exploration process and other direct costs related to specific properties. All other costs, including administrative overhead, are expensed as incurred.

Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production basis.

(g)	Share capital

Common shares issued for consideration other than cash are valued based on their market value over a reasonable period before the date of the agreement to issue shares was reached and announced.

Endeavour Silver Corp.	Page 6

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended June 30, 2006
(Unaudited)
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Revenue recognition

Estimated mineral revenue, based upon prevailing metal prices, is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. Estimated revenue is subject to adjustment upon final settlement of estimated metal prices, weights and assays.

(i)	Stock-based compensation

The Company has a share option plan which is described in Note 9(d). The Company records all stock-based compensation for options using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(j)	Asset retirement obligations

The Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110 “Asset Retirement Obligations” (“HB 3110”). This standard recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

(k)	Loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss. The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(l)	Foreign currency translation

The Company uses the Canadian dollar as its reporting currency, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

• Revenue and expense items at the rate of exchange in effect on the transaction date;
•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date; and

• Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

Endeavour Silver Corp.	Page 7

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended June 30, 2006
(Unaudited)
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Use of estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to impairment of mineral properties, measurement of stockpile inventory, determination of asset retirement obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(n)	Fair value of financial instruments

The fair values of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity. It is not practicable to determine the fair values of amounts due from related parties due to their related party nature and the absence of a secondary market for such instruments.

(o)	Comparative figures

Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted in the current period.

3.	BUSINESS ACQUISITION

On January 28, 2006, the Company completed the acquisition of 51% of the outstanding shares of Minera Santa Cruz y Garibaldi SA de C.V (“Minera Santa Cruz”) on completion of cash initial payments totalling US$1,275,714. Prior to December 31, 2005, the Company had accounted for its 51% option interest in Minera Santa Cruz as an interest in mineral properties on its balance sheet. The Company has accounted for this acquisition using the purchase method of accounting and the accounts of Minera Santa Cruz have been consolidated with those of the Company effective January 28, 2006.

Also on January 28, 2006, the Company completed the acquisition of a 51% interest in a processing plant from an unrelated party upon payment of initial payments totalling US$2,285,715 and had the option to purchase the remaining 49% interest for US$1.7 million by January 2008 (Note 7(a)). Prior to December 31, 2005, the Company had accounted for its 51% option interest in the processing plant as an interest in mineral properties on its balance sheet. The Company has accounted for this acquisition as a purchase of an asset and accordingly has reclassified amounts previously recognized as mineral properties to plant and equipment.

In July 2006, the Company acquired the remaining 49% interest in the processing plant through the acquisition of 100% of the shares of Metalurgica Guanacevi, S.A. de C.V. (“Metalurgica”) for US$2.2 million comprised of cash and units of the Company, subject to regulatory approval. The Company will pay US$437,774 in cash and will issue 671,557 units at a deemed price of US$2.66 (CAD$3.02) per unit, subject to regulatory approval. Each unit is comprised of one common share and one-quarter of a common share purchase warrant; each full warrant can be exercised to purchase one common share at an exercise price of CAD$3.70 within one year of the closing date of the acquisition.

The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. Final valuation estimates of mineral properties, contingencies, future income tax assets/liabilities, and asset retirement obligations are not yet complete due to inherent complexity associated with the valuations. The purchase price allocation is preliminary and subject to adjustment over the course of 2006 on completion of the valuation process and analysis of resulting tax effects, such adjustments could be material to these financial statements.

Endeavour Silver Corp.	Page 8

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended June 30, 2006
(Unaudited)
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

3.	BUSINESS ACQUISITION (continued)

The preliminary fair value of assets and liabilities acquired and the consideration paid is as follows: Fair market value of assets acquired:

Assets:
Cash	$360
Receivables and prepaids	1,237
Inventory	314
Mineral properties	8,675

Liabilities:
Accounts payables and other accrued liabilities	(6,223)
Asset retirement obligation and reclamation	(417)
Future income tax liability	(2,421)

Total	$1,525

Consideration given:

Cash consideration	$506
Advances on acquisition	1,019

Total	$1,525

4.	MARKETABLE SECURITIES

	June 30, 2006	December 31, 2005

Investment in shares of companies, at cost	$1,580	$-
Cumulative write-downs	-	-
	$1,580	$-

The quoted market value of shares of companies is approximately $1.7 million at June 30, 2006.

Endeavour Silver Corp.	Page 9

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended June 30, 2006
(Unaudited)
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

5.	INVENTORIES

	June 30, 2006	December 31, 2005

Stockpiles	$2,770	$-

6.	PLANT AND EQUIPMENT

	June 30, 2006			December 31, 2005
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Plant and equipment	$4,943	$384	$4,559	$314	$27	$287

7.	MINERAL PROPERTIES

(a)	Guanacevi Project (Durango, Mexico)

In May 2004, the Company entered into option agreements to acquire a 100% interest in the producing Santa Cruz silver-gold mine, certain mining concessions and the Guanacevi mineral processing plant, all located in Durango, Mexico. In February 2004, the Company advanced US$100,000 to the vendors in connection with these agreements.

The option agreement provides that the acquisition of the mine will be accomplished through the acquisition of all the issued and outstanding shares of Minera Santa Cruz. As at December 31, 2005, the Company made advance payments totalling $1,097,773 (US$852,143). On January 28, 2006, the Company completed the acquisition of 51% of the outstanding shares of Minera Santa Cruz on completion of initial payments totalling US$1,275,714. The remaining 49% of the shares of Minera Santa Cruz can be acquired by January 28, 2008 through annual payments totalling US$1,275,716.

In May 2004, the Company also entered into an option agreement to acquire mining concessions from Minera Santa Cruz for a total cost of US$448,571. To February 28, 2005, the Company made advance payments totalling $558,548 (US$428,571), and during the period ended December 31, 2005, a further advance payment of US$5,000 was made. The Company acquired a 51% beneficial ownership interest in the mining concessions on January 28, 2006 on completion of initial payments totalling US$438,571. The remaining 49% beneficial ownership interest in the mining concessions can be acquired by January 28, 2008 through annual payments totalling US$10,000.

Also in May 2004, the Company entered into an option agreement to acquire a processing plant from Metalurgica for a total cost of US$4,000,000. To December 31, 2005, the Company made advance payments totalling $2,208,429 (US$1,714,286). The Company acquired a 51% beneficial ownership interest in these assets on January 28, 2006 on completion of initial payments totalling US$2,285,715. The remaining 49% beneficial ownership interest in the processing plant can be acquired by January 28, 2008 through annual payments totalling US$1,714,285.

On January 28, 2006, the Company made payments totaling US$1,000,000, thereby converting its 51% option interest into a fully vested 51% interests in Minera Santa Cruz and in the processing plant.

In July 2006, the Company acquired the remaining 49% interest in the processing plant through the acquisition of 100% of the shares of Metalurgica for US$2.2 million comprised of cash and units of the Company (Note 3).

Endeavour Silver Corp.	Page 10

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended June 30, 2006
(Unaudited)
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

7.	MINERAL PROPERTIES (continued)

(a)	Guanacevi Project (Durango, Mexico) (continued)

In June 2005, the Company acquired nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. (“Peñoles”). Six of these properties form part of the producing Santa Cruz silver mine. This transaction effectively allows the Company to acquire the outright ownership of the six mineral concessions as well as a 4.5% net proceeds royalty from Peñoles. The Company will be required to send all mineral production from these properties to the Peñoles smelter in Torreon, Mexico, for smelting and refining. Peñoles will retain a 3% net proceeds royalty on future production after deduction of all shipping and smelting costs, including taxes and penalties if any. The Company has also formed a strategic alliance with Peñoles to acquire additional mining properties in Mexico. Peñoles has agreed to provide the Company with access to information on its portfolio of mineral concessions throughout Mexico. On each additional Peñoles property made available to the Company to acquire, a purchase price may be negotiated, payable in common shares of the Company. If the Company acquires additional properties from third parties introduced by Peñoles, the Company will pay Peñoles a 5% fee on the cash purchase price, also payable in common shares of the Company. If Peñoles acquires property from a third party introduced by the Company, Peñoles will pay the Company a 5% fee on the cash purchase price. In compensation for the nine mining properties acquired and certain mining equipment located thereon and the formation of the strategic alliance, the Company issued 1,000,000 units to Peñoles in July 2005; each unit consisted of one common share and one warrant to purchase an additional common share at $2.10 until July 22, 2006 and thereafter at $2.30 until July 22, 2007. The fair value of the warrants was determined to be $260,000 which was included in mineral properties; the fair value was based on an expected stock price volatility of 54.45%, expected life of 1 year and an estimated risk-free rate of 1.28%.

In July 2005, the Company entered into an option agreement to acquire a 100% interest in two silver properties, Porvenir Dos and La Sultana, in the Guanacevi District, Durango, Mexico, for payments totalling US$137,500 of which US$37,500 was paid during the period ended December 31, 2005, and the balance of US$100,000 is payable on December 30, 2006.

In August 2005, the Company entered into an option agreement to acquire a 100% interest in four silver properties, La Prieta, El Aguaje de Arriba, Ampliacion El Aguaje de Arriba and La Plata, in the Guanacevi District, Durango, Mexico, for US$100,000 of which US$15,000 had been paid during the period ended December 31, 2005 and US$15,000 was paid subsequent to December 31, 2005 and the balance of US$70,000 is payable on August 5, 2007.

In October 2005, the Company acquired a mining lease from Minera Tayahua, S.A. de C.V., on the El Porvenir property, Guanacevi district, Durango, Mexico. Under the lease agreement, the Company holds the exclusive right to mine the El Porvenir property for a 5-year period, which can be extended for another 5 years, by mutual agreement. The Company has agreed to mine El Porvenir at the rate of between 9,000 tonnes and 27,000 tonnes per quarter and to pay a 3% net smelter royalty from production. To maintain its rights, the Company must spend at least US$100,000 each quarter on all exploration, development and mining costs, and also must spend a further US$500,000 on exploration and exploitation costs by October 11, 2006.

(b)	Other properties

In August 2006, the Company acquired an option to purchase a 100% interest in the Minas Nuevas properties, Chihuahua, Mexico, for US$3 million in cash payments over a 30 month period. The Company also acquired an option to purchase two additional properties in the same district for US$850,000 in cash payments over a 3 year period.

(c)	Mineral property contingencies

Management believes the Company has diligently investigated rights of ownership of all of the mineral properties to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

Endeavour Silver Corp.	Page 11

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended June 30, 2006
(Unaudited)
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

8.	ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations consist of reclamation and closure costs for its 51% interest in an operating mine and in a processing plant. The present value of obligations relating to active mines is currently estimated at $768,000. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs. Changes to the reclamation and closure cost balance during the period are as follows:

Reclamation and closure cost obligations

Balance, December 31, 2005	$-
Arising on acquisition of Minera Santa Cruz and processing plant (Notes 3 and 7)	768

Balance, June 30, 2006	$768

9.	SHARE CAPITAL

(a)	Authorized and issued

Authorized share capital consists of unlimited common shares without par value.

As at June 30, 2006, a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

Details of shares issued are as follows:

	Number
	of Shares	Amount

Balance, December 31, 2005	32,366,330	$39,706
Issued during the period:
For cash from private placement	5,110,000	21,333
From exercise of share purchase options	213,000	721
For cash from exercise of warrants	1,318,866	3,395
Balance, June 30, 2006	39,008,196	$65,155

Endeavour Silver Corp.	Page 12

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended June 30, 2006
(Unaudited)
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

9.	SHARE CAPITAL (continued)

(b)	Private placements

In March 2006, the Company entered into an agreement with certain agents in a best efforts private placement offering of up to 5 million special warrants at $4.50 per special warrant for gross proceeds of up to $22.5 million. An over- subscription option allowed for up to an additional 2 million special warrants for additional proceeds of $9 million. On April 24, 2006, the Company closed the placement for 5.11 million special warrants, for gross proceeds of $22,995,000. Each special warrant was comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at a price of $5.25 until October 24, 2007. The Company filed its prospectus on May 15, 2006 for the placement. In connection with this offering, the agents received a cash commission of 6% of the gross proceeds and broker warrants exercisable for common shares equal to 6% of the total special warrants placed. The broker warrants have the same terms as the warrants in the private placement. The 2,555,000 share purchase warrants from this private placement offering were listed and posted for trading on the Toronto Stock Exchange on May 23, 2006.

The remaining 1.89 million special warrants in the best efforts private placement offering received shareholder approval in June 2006. In July 2006, the Company issued 1,112,000 special warrants at $4.50 per special warrant for gross proceeds of $5 million. Each special warrant will, when exercised or deemed to be exercised, entitle the holder to acquire 1.1 common shares and 0.55 common share purchase warrant of the Company. Each full share purchase warrant will be exercisable to acquire one common share of the Company at $5.25 per share until October 24, 2007. On closing of the over-subscription, the Agents received a 6% cash commission totaling $300,240 as well as 66,720 agent special warrants. Each agent special warrant will, upon exercise or deemed exercise, convert into one agent warrant. Each agent warrant will be exercisable to acquire one common share at $5.25 per share until October 24, 2007.

(c)	Contributed surplus

Balance at December 31, 2005	$2,558
Changes during the period:
Stock-based compensation (Note 9(d))	3,602
Exercise of share purchase options	(298)
Balance at June 30, 2006	$5,862

(d)	Share purchase options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company’s stock option plan approved by the Company’s shareholders in fiscal 2004 at exercise prices determined by reference to the market value on the date of the grant. Prior to August 2005, vesting periods were at the discretion of the Board of Directors but historically, options have vested immediately on the date of grant. In August 2005, the Company adopted a stock option plan which allows for granting options to its directors, officers, employees and consultants to acquire up to 4,200,000 common shares, of which options for 2,677,900 common shares were outstanding as at December 31, 2005. The stock option plan had a vesting provision in which 25% vested immediately and 25% vest in each of the next 6-month period, provided the Company continued as a Tier 2 issuer on the TSX Venture Exchange. In February 2006, the Company graduated to a listing on the Toronto Stock Exchange, and the vesting provisions were then subject to the discretion of its Board of Directors. In August 2006, the Company received regulatory approval to increase the number of options grantable under the plan from 4,200,000 shares to 6,768,000 shares.

Endeavour Silver Corp.	Page 13

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended June 30, 2006
(Unaudited)
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

9.	SHARE CAPITAL (continued)

(d)	Share purchase options (continued)

The following table summarizes the status of the Company’s stock option plan as at June 30, 2006 and changes during the period ended on that date:

	June 30, 2006
		Weighted
		average
	Number	exercise
	of Shares	price

Outstanding, beginning of period	2,223,900	$1.88
Granted	1,800,000	$2.85
Exercised	(213,000)	$1.99
Outstanding, end of period	3,810,900	$2.33

Options exercisable at period-end	3,810,900

The following tables summarizes information about stock options outstanding at June 30, 2006:

	Options Outstanding and Exercisable
		Weighted
	Number	Average	Weighted
	Outstanding	Remaining	Average
Price	as at	Contractual Life	Exercise
Intervals	June 30, 2006	(Number of Years)	Prices

$0.50 - $0.99	260,000	2.6	$0.66
$1.00 - $1.49	200,000	0.4	$1.39
$1.50 - $1.99	511,000	2.9	$1.60
$2.00 - $2.49	726,000	4.3	$2.35
$2.50 - $2.99	1,963,900	4.7	$2.71
$3.50 - $3.99	150,000	0.7	$3.90
	3,810,900	3.9	$2.33

During the period ended June 30, 2006, the Company recognized stock-based compensation expense of $3,602,037 (May 31, 2005: $1,342,618) which is comprised of $2,984,143 (May 31, 2005: $1,342,618) based on the fair value of options granted and vested in the period, and $617,894 (May 31, 2005: $nil) for options granted in prior periods which became vested during the period.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Endeavour Silver Corp.	Page 14

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended June 30, 2006
(Unaudited)
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

9.	SHARE CAPITAL (continued)

(d)	Share purchase options (continued)

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Six Months Ended
	June 30, 2006	May 31, 2005

Weighted average fair value of options granted during the period	$1.66	$1.42

Risk-free interest rate	3.05%	2.27%
Expected dividend yield	0%	0%
Expected stock price volatility	83%	100%
Expected option life in years	4	3

(e)	Warrants

At June 30, 2006, the Company had outstanding warrants to purchase an aggregate 7,050,734 common shares as follows:

Exercise		Oustanding at				Oustanding at
Prices	Expiry Dates	December 31, 2005	Issued	Exercised	Expired	June 30, 2006
$2.30	February 1, 2007	1,058,000	-	(583,000)	-	475,000
$2.10 /	July 22, 2006 /
$2.30	July 22, 2007 (1)	1,000,000	-	-	-	1,000,000
$2.90	October 5, 2007	3,450,000	-	(735,866)	-	2,714,134
$5.25	October 24, 2007	-	2,861,600	-	-	2,861,600
		5,508,000	2,861,600	(1,318,866)	-	7,050,734

(1)	These warrants were all exercised on July 21, 2006.

(f)	Shares reserved for issuance

Number of Shares

Issued and outstanding, June 30, 2006	39,008,196
Stock options	3,810,900
Warrants	7,050,734
Fully diluted, June 30, 2006	49,869,830

Endeavour Silver Corp.	Page 15

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended June 30, 2006
(Unaudited)
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months ended	Six Months ended
	June 30, 2006	June 30, 2006

Non-cash financing and investing activities:

Reclamation included in plant and equipment	$-	$370
Reclamation included in mineral properties	$-	$416
Fair value of stock options allocated to shares issued on exercise of stock options	$173	$298
Vesting of 51% interest of ore processing plant	$-	$2,085
Future income tax on acquisition of mineral properties	$-	$2,421

Supplemental cash flow information:

Cash paid during the period for:
Interest	$-	$-
Income taxes	$-	$-

	Three Months ended	Six Months ended
	May 31, 2005	May 31, 2005

Non-cash financing and investing activities:

Amortization included in mineral properties	$-	$3
Advance on acquisition included in mineral properties	$-	$133
Fair value of stock options allocated to shares issued on exercise of stock options	$46	$71

Supplemental cash flow information:

Cash paid during the period for:
Interest	$-	$-
Income taxes	$-	$-

11.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

	(a)	Consulting fees of $75,000 paid to a company controlled by a director; and

	(b)	Rent of $17,249 was incurred and paid to a company with certain common directors.

Endeavour Silver Corp.	Page 16

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended June 30, 2006
(Unaudited)
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

12.	SEGMENT DISCLOSURES

The Company has one operating segment, being the exploration and development of mineral properties. All of the Company’s assets are located in Mexico and Canada (Note 7). Segmented disclosures are as follows:

		June 30, 2006
	Canada	Mexico	Total

Cash	$36,293	$592	$36,885
Receivables and prepaids	77	4,545	4,622
Marketable securities	1,580	-	1,580
Inventories	-	2,770	2,770
Plant and equipment	-	4,559	4,559
Mineral properties	-	10,664	10,664

Six months ended June 30, 2006:
Revenues	-	7,745	7,745
Net income (loss)	(4,385)	763	(3,622)

Three months ended June 30, 2006:
Revenues	-	5,237	5,237
Net income (loss)	(2,438)	376	(2,062)

As at June 30, 2006, the Company’s assets are located in Canada and Mexico. For the period ended June 30, 2006, substantially all capital expenditures were incurred in Mexico.

		May 31, 2005
	Canada	Mexico	Total

Cash	$2,539	$358	$2,897
Receivables and prepaids	11	1,184	1,195
Due from related parties	-	1,199	1,199
Plant and equipment	-	128	128
Mineral properties	-	6,401	6,401

Six months ended May 31, 2005:
Revenues	-	-	-
Net income (loss)	(2,113)	307	(1,806)

Three months ended May 31, 2005:
Revenues	-	-	-
Net income (loss)	(987)	(170)	(1,157)

Endeavour Silver Corp.	Page 17

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Six Months Ended June 30, 2006
(Unaudited)
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

13.	RESTATEMENT OF SECOND QUARTER FINANCIAL STATEMENTS

The interim unaudited consolidated financial statements of the Company for the second quarter ended June 30, 2006 have been amended and restated to include the recognition of income taxes attributable to earnings realized from the Company’s mining operations and a future income tax recovery. An income tax expense of $1,253,000 was recognized for the six month period ended June 30, 2006, which was off-set by an income tax recovery of $347,000 and minority interest was reduced to $895,000. Overall this increased net losses to $3,622,000 for the period (or a loss per share of $0.10). On the balance sheet, the Company recognized an income tax payable of $1,253,000, and restated and reduced the future income tax liability to $2,074,000. In addition, certain reclassifications were made to conform to current presentation.

Endeavour Silver Corp.	Page 18

CORPORATE INFORMATION

HEAD OFFICE	#800 – 850 West Hastings Street
Vancouver, BC, Canada V6C 1E1

Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744

Website: www.edrsilver.com

DIRECTORS	Bradford Cooke
Geoffrey Handley
Godfrey Walton
Leonard Harris
Mario Szotlender

OFFICERS	Bradford Cooke ~ Chairman and Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Bruce Bried ~ Vice-President, Mining
Michael Rasmussen ~ Vice-President, Exploration
Philip Yee ~ Chief Financial Officer
Stewart Lockwood ~ Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Vector Corporate Finance Lawyers
#1040 – 999 West Hastings Street
Vancouver, BC, V6C 2W2

SHARES LISTED	Toronto Stock Exchange
(Effective as of February 7, 2006)
Trading Symbol ~ EDR

Endeavour Silver Corp.	Page 19